Exhibit 11

Introduction to the Ethical Framework and Code of Conduct

We, the directors and employees of MUFG, will comply with this Ethical Framework and Code of Conduct as the basis of our daily work, seeking to put into practice the management philosophy of our global comprehensive financial group and to build a corporate culture in which we act with integrity and fairness.

1.	Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information. By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the Group.

2.	Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3.	Strict observance of laws, regulations, and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4.	Respect for human rights and the environment

We will respect the character and individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5.	Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

Code of Conduct

1.	Establishment of trust

Trustworthiness and ethical standards

We will faithfully carry out our business, based on high ethical standards, to ensure that our corporate activities are highly transparent and honorable. We will not knowingly release false information or otherwise knowingly hide or obscure the truth.

Confidentiality and information management

We will not release customer information that we have acquired through our business to any third party without legitimate reason or customer consent. We will handle customer information responsibly, and will strictly observe in-house rules concerning corporate information.

Accounting practices and information disclosure

We will not improperly handle company accounting records or make entries that invite false or misleading interpretations. We will disclose corporate information on a factual basis and in good faith.

2.	Putting customers first

Responding with integrity and consideration

We will endeavor to be friendly and polite and to act with integrity in all our contacts with customers and by pursuing our customer first approach we will seek to avoid any inappropriate impairment of their interests. We will not engage in excessive customer entertainment or gift exchange, and will make any such decisions based on commonly accepted standards.

Suitability and the obligation to explain

We will offer products and services to customers that we believe best meet their needs and experience. We will adequately explain merits, demerits and risks, and proceed only after customers have been given a reasonable opportunity to discuss with us any actions we intend to take that may affect them.

Understanding of intentions

We will endeavor to ensure that customers properly understand any contracts or agreements they enter into with us, and endeavor to ensure that these reflect their intentions.

3.	Strict observation of laws, regulations and internal rules

Observance of laws, regulations and internal rules

As a comprehensive financial group we will strictly observe applicable laws and regulations, whether overseas or in Japan, and conduct business activities fairly and honestly. We will endeavor to maintain the highest ethical standards within the Group, and to create a strong corporate culture of compliance with laws and rules.

Prohibition of unfair transactions

We will not solicit transactions with customers by utilizing any advantageous position that we may have. We will endeavor not to knowingly cause losses to customers in the pursuit of profit for Group or Group companies.

We will not improperly or illegitimately use information acquired through our operations for our own gain. In particular, we will not trade in stocks using material unpublished information that would likely influence the share prices of Group or client companies. Any such important information coming in to our possession will be handled with the utmost care.

We will endeavor not to cause losses to other companies within the Group in the pursuit of profit for the Group. When handling undisclosed customer information or conducting transactions between subsidiaries, we will take every care not to commit any prohibited acts.

Protection of intellectual property

We will make efforts to appropriately protect our Group’s own intellectual property (patents, trademarks, copyrights, etc.), and will respect the intellectual property rights of third parties.

Prohibition of the mixing of public and personal affairs

Regardless of any benefit or disadvantage, we will always strive to make judgments from a fair and honest standpoint. We will draw a clear line between public and personal matters and endeavor to avoid any conflict of interests, and will not use company resources for private purposes.

4.	Respect for human rights and the environment

Respect for human rights

We shall take the basic position of respecting humanity, and shall not discriminate against people or violate human rights on the basis of race, nationality, belief, religion, gender, or other ground where legally protected.

Cultivating a work environment in which people can easily do their jobs

All directors and employees shall respect each other as work partners, and be aware that acts such as sexual harassment and power harassment are an affront to human dignity and will not be tolerated in the workplace.

Consideration for the natural environment

We will seek to achieve harmony with society, and protect the global environment.

5.	Disavowal of anti-social elements

Disavowal of anti-social elements

We will take a resolute stance against criminal groups, and other anti-social elements.

Prevention of money laundering

We shall be fully alert to the possibility that funds handled in transactions by financial institutions might be used for, derived from or intended for criminal or terrorist purposes. We shall strive to prevent money laundering by endeavoring to thoroughly identify transaction parties, and if we discover transactions where we suspect criminal involvement, we shall not overlook these and shall respond appropriately.

Excerpts from MUFG’s Compliance Rules

(English Translation)

(Objective)

Article 1.

These rules prescribe basic matters relating to compliance with laws and regulations.

(Revision and abolishment)

Article 2.

These rules may be revised or abolished by resolution of MUFG’s Board of Directors.

(Definition)

Article 3.

(1)	In these rules, “laws and regulations” mean laws and government ordinances to be strictly observed by MUFG personnel when carrying out business operations, as well as MUFG’s Articles of Incorporation, Code of Ethics, and other rules and regulations established according to the laws and government ordinances above.

(2)	“Compliance” means understanding the purpose and contents of laws and regulations properly, and behaving in an appropriate manner so as not to violate applicable laws and regulations.

(Fundamental Policy)

Article 4.

The MUFG Ethical Framework and Code of Conduct are the foundations of compliance at MUFG.

(Responsibilities of Directors, Executive officers (Shikko Yakuin) and Board of Directors)

Article 5.

(1)	In accordance with the “Ethical Framework and Code of Conduct”, MUFG directors and executive officers (shikko yakuin) must carry out their responsibilities with the recognition that compliance is one of the most important objectives of their management.

(2)	The board of directors must establish systems including the measures listed below and seek to achieve and maintain compliance.

(Responsibility of MUFG General Managers)

Article 6.

General Managers must implement compliance within their division.

(Responsibility of MUFG Employees)

Article 7.

(1)	MUFG employees must perform their duties by securing compliance, and in accordance with the “Ethical Framework and Code of Conduct”.

(2)	MUFG employees must strive to acquire adequate knowledge of the laws and regulations which are necessary to their business operations.

(3)	When a MUFG employee discovers violations of laws and regulations (including cases of willful wrongdoing), or possible violations, they must report directly to the Compliance Officer as stipulated in Article 12.

(Director in charge of the Compliance Division)

Article 9.

(1)	The Director in charge of the Compliance Division must report matters concerning compliance to the Board of Directors or Executive Committee as necessary.

(2)	When there is a risk of an unavoidable conflict of interest with a different division that is also the director in charge of the Compliance Division is also in charge of, to insure the independence of the Compliance Division, the General Manager of the Compliance Division shall report to the President. The President will report to the Board of Directors or Executive Committee as necessary. Appropriate action shall also be taken to avoid conflicts of interest in cases other than those mentioned above.

(Office in Charge of Compliance)

Article 10.

(1)	The Compliance Division is in charge of overseeing the overall compliance framework.

•    •    •

(5)	When the Compliance Division receives report of or otherwise detects violations of laws and regulations, or possible violations, it must take necessary actions.

(Compliance Responsible Officers)

Article 11.

The head of each integrated business group is responsible for compliance in its business group.

(Chief Compliance Officer)

Article 12

(1)	The director overseeing the compliance division will be appointed to serve as MUFG’s chief compliance officer (CCO).

(2)	The CCO will oversee the work of MUFG’s compliance officers (defined in Article 13) and provide guidance, advice and instructions to the CCOs of MUFG group companies.

(3)	The CCO can request reports on compliance matters from the compliance responsible officers (defined in Article 11).

(4)	If there is a difference of opinion between the relevant compliance responsible officer and MUFG’s CCO regarding compliance matters, the CCO shall report the matter to the executive committee and any other relevant committees.

(5)	If there is a difference of opinion between the relevant CCOs of MUFG group companies and MUFG’s CCO regarding compliance matters, the CCO shall report the matter to the executive committee and any other relevant committees.

(Division Compliance Officers)

Article 13.

(1)	The Chief Manager of each division is designated as a Compliance Officer.

(2)	The Compliance Officer is responsible for the strengthening of compliance in each division and for planning and surpervising compliance related issues regarding business matters under his jurisdiction.

(Responsibilities of General Managers)

Article 14.

(1)	If a General Manager discovers, or receives a report from the Compliance Officer regarding, actual or potential violations of laws and regulations, such General Manager must discuss and consult with the General Manager of the Compliance Division regarding such actual or potential violations, and issue necessary directions and instructions to the Compliance Officer as appropriate.

(Compliance Reporting System)

Article 15.

When the Compliance Officers receive reports of or otherwise detect violations of laws and regulations, or possible violations, they must report directly to the Compliance Division and the General Manager of their division.

(Compliance Helpline)

Article 20.

To resolve compliance-related issues and support proper reporting under these compliance rules, we have established a compliance helpline.

Excerpts from MUFG’s Compliance Manual

(English Translation)

I.	Legal issues regarding Management

(3)	Board of Directors

(4)	Transactions involving a conflict of interest

When a Director engages in a transaction involving a conflict of interest, the Director must receive the approval of the Board of Directors.

•    •    •

III.	Specific issues

5.	Conflicts of interest

When a conflict of interest arises in connection with an operation involving any of the MUFG Group companies, Directors or employees, on one hand, and a customer or other third-party, the Director or employee, the MUFG Group company to which such Director or employee belongs, or any other MUFG Group company, on the other, the MUFG Group company, Director or employee must perform the operation in a proper manner.

Excerpts from MUFG’s Rules of Employment

(English Translation)

(Disciplinary Action)

Article 38.

The company will take disciplinary action when employees take the following prohibited actions:

(17) If an employee violated the rules of employment or any other applicable internal rules.